


October 26, 2011
Our Ref. No. 20081112953
Department of Labor
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated October 26, 2011 requests that we state our views regarding the applicability of Rule 482 ("Rule 482") under the Securities Act of 1933 ("Securities Act") to disclosures required by Rule 404a-5 ("DOL Rule") under the Employee Retirement Income Security Act of 1974 ("ERISA"). We agree to treat information provided by a plan administrator[1] or any person designated by a plan administrator to act on its behalf ("Plan Administrator") to plan participants or beneficiaries that is required by and complies with the disclosure requirements set forth in the DOL Rule, as specified below, as if it were a communication that satisfies the requirements of Rule 482 under the Securities Act.

I. Background

On October 20, 2010, the Department of Labor ("Department") adopted the DOL Rule which requires the disclosure of certain plan and investment-related information, including performance information, to participants and beneficiaries in participant-directed individual account plans ("Plan Participants" and "Plans," respectively) by Plan Administrators.[2] The DOL Rule is designed to ensure that Plan Participants are provided with sufficient information regarding the Plan and designated investment alternatives ("Investment Options"), in a comparative format, to make informed decisions when managing their accounts. In developing the investment-related disclosure requirements, the staff of the Department consulted with the Commission staff on certain provisions of the DOL Rule, including those relating to the presentation of the performance of Investment Options with respect to which the return is not fixed ("Variable Rate Investment Options").

A Plan may designate securities issued by an investment company registered under the Investment Company Act of 1940 ("Investment Company Act") as an Investment Option. Under the DOL Rule, a Plan Administrator must furnish investment-related information for each Investment Option offered under a Plan, including performance information, to a Plan Participant prior to or on the date on which the Plan Participant can first direct his or her investment and at

[1] *See* n.2, *infra*.

[2] Fiduciary Requirements for Disclosure in Participant-Directed Individual Account Plans, 75 FR 64910 (Oct. 20, 2010) (adopting Rule 404a-5) [29 CFR § 2550.404a-5] ("DOL Rule Adopting Release"). The term "plan administrator" is defined in Section 3(21) of ERISA and, for purposes of the disclosure requirements in the DOL Rule, includes a "plan administrator" as defined in Section 3(16)(A) of ERISA. *See* Rule 404a-5(a).

least annually thereafter.[3] The DOL Rule requires that the investment-related information for all Investment Options under a Plan be presented in a chart or other comparative format.[4] The comparative chart must provide contact information for the purpose of obtaining a prospectus (for Investment Options registered under the Securities Act or the Investment Company Act) or similar document (for Investment Options that are not so registered).[5]

With respect to an Investment Option that is a Variable Rate Investment Option, the DOL Rule generally requires disclosure, in a comparative format, of the average annual total return ("total return") of the investment for the one-, five- and ten- calendar year periods ending on the date of the most recently completed calendar year (or for the life of the investment, if less than one of the specified periods).[6] A Plan Administrator, after the initial disclosure to Plan Participants, is required to disclose the total return for any Variable Rate Investment Option at least annually to Plan Participants ("DOL Timeliness Requirement").[7] In addition, the comparative chart must specify an Internet Web site address[8] in order to provide Plan Participants with access to supplemental investment-related information, including more current performance information.[9] Performance information available at the Web site address must be updated on at least a quarterly basis, or more frequently if required by other applicable law.[10] The comparative chart must contain a statement that an investment's past performance is not necessarily an indication of how the investment will perform in the future.[11] The comparative chart also must contain a statement that fees and expenses are only one of several factors that

---

3 *See* Rule 404a-5(d)(1). The required investment-related disclosure, among other information, includes the name, performance data, comparative benchmark, and fees and expenses of the Investment Option.

4 *See* Rule 404a-5(d)(2)(i).

5 *See* Rule 404a-5(d)(2)(i)(A).

6 *See* Rule 404a-5(d)(1)(ii)(A). Under the DOL Rule, total return generally is calculated using the standardized total return method of computation specified by the Commission in Form N-1A (or Form N-3 or N-4 if appropriate). *See* Rule 404a-5(h)(3).

7 *See* Rule 404a-5(d)(1).

8 The preamble to the DOL Rule confirms that a Plan Administrator is responsible for ensuring availability of the Internet Web site address to Plan Participants. The preamble, however, discusses that a Plan Administrator, service providers to the Plan or issuers of Investment Options may be responsible for establishing and maintaining the Web site depending on the arrangements the parties have entered into to provide or receive such services. *See* DOL Rule Adopting Release, at 64918.

9 *See* Rule 404a-5(d)(1)(v)(E). The comparative chart also must contain a statement that additional investment-related information, including more current performance information, is available at the specified Web site and explain how to request paper copies of such information. *See* Rule 404a-5(d)(2)(i)(B) and Rule 404a-5(d)(2)(i)(C).

10 *See* Rule 404a-5(d)(1)(v)(E).

11 *See* Rule 404a-5(d)(1)(ii)(A).

Plan Participants should consider when making investment decisions.[12]

Under the DOL Rule, money market funds[13] are considered a Variable Rate Investment Option and their performance information must include total return for the one-, five- and ten-calendar year periods ending on the date of the most recently completed calendar year (or for the life of the investment, if less than one of the specified periods).[14] The DOL Rule does not require that the performance information for a money market fund -- or any other Variable Rate Investment Option presented alongside the money market fund in a comparative format -- include its current yield in addition to total return. The DOL Rule does not require a money market fund to disclose that it is not insured by the Federal Deposit Insurance Corporation or any other government agency.

II. Analysis

Rule 482 permits an open-end investment company registered under the Investment Company Act ("fund") to include, among other things, uniformly calculated performance information in advertisements and other sales materials ("advertisements"). Under Rule 482, among other things, performance information included in an advertisement for a fund generally must meet the following requirements: (A)(i) total return is current to the most recent calendar quarter ended before the advertisement is submitted for publication, and (ii) total return current to the most recent month ended seven business days prior to the date of use is provided telephonically or through a Web site address identified for that purpose; or (B) total return is current to the most recent month ended seven business days prior to the date of use of the advertisement ("Rule 482 Timeliness Requirements").[15] Under Rule 482, any quotation of a money market fund's total return in an advertisement must be accompanied by a quotation of the fund's current yield.[16] Rule 482 also requires certain specific legends in advertisements,[17] specifies the manner of presentation,[18] and prohibits an advertisement from being accompanied by an application to purchase shares (collectively, "Other Rule 482 Requirements").[19]

---

[12] *See* Rule 404a-5(d)(1)(iv)(4). The comparative chart also requires a statement that the cumulative effect of fees and expenses can substantially reduce the growth of a Plan Participant's account and that the Department's Web site contains an example demonstrating such effect. *See* Rule 404a-5(d)(1)(iv)(5).

[13] Rule 2a-7 under the Investment Company Act defines the term "money market fund."

[14] *See* Rule 404a-5(d)(1)(ii)(A).

[15] *See* Rule 482(g).

[16] *See* Rule 482(e)(2).

[17] *See* 482(b)(1), (b)(3) and (b)(4).

[18] *See* Rule 482(b)(5).

[19] *See* Rule 482(c).

The DOL Timeliness Requirement for performance information presented in a comparative chart may provide for performance information that is less current than that required under the Rule 482 Timeliness Requirements. The DOL Rule does not require a comparative chart to present a money market fund's current yield, but only total return. Finally, the DOL Rule's requirements as to specific legends and presentation of information in the comparative format differ somewhat from the Other Rule 482 Requirements.[20]

The DOL Rule mandates the disclosure of specific investment-related information to facilitate a comparison of available Investment Options, and that the Plan Administrator must disclose this information in a comparative format. The DOL Timeliness Requirement applies to the presentation of performance information for all Variable Rate Investment Options. The DOL Rule requires that any comparative chart include a statement that additional investment-related information (including more current performance information) is available at the listed Internet Web site address for the Investment Options. With respect to money market funds, under the DOL Rule, performance information for money market funds would be presented in the same manner as, and compared to, other Variable Rate Investment Options, none of which is required by the DOL Rule to disclose current yield for purposes of the comparative presentation. In light of the purposes and policies behind the DOL Rule, it is our view that disclosure provided by a Plan Administrator to Plan Participants, specified above, that is required by and complies with the DOL Rule should not be viewed as inconsistent with the Rule 482 Timeliness Requirements or the Other Rule 482 Requirements.

---

[20] The information provided in compliance with the DOL Rule may be accompanied by a plan enrollment form that includes, among other things, instructions as to how a Plan Participant may direct his or her investments among the Investment Options.

III. Conclusion

Based on the facts and representations in your letter, and the purposes and policies underlying the DOL Rule, we agree to treat information provided by a Plan Administrator to Plan Participants, specified above, that is required by and complies with the disclosure requirements set forth in the DOL Rule as if it were a communication that satisfies the requirements of Rule 482 under the Securities Act. We also are of the view that such information need not be filed pursuant to Rule 497 under the Securities Act and Section 24(b) of the Investment Company Act with the Commission or certain national securities associations, such as the Financial Industry Regulatory Authority ("FINRA").[21] We note that FINRA staff has informed us that it intends to interpret FINRA's rules applicable to the information provided by a Plan Administrator to Plan Participants that is required by and complies with the disclosure requirements under the DOL Rule in a manner that is consistent with our positions in this letter.



Lily C. Reid
Senior Counsel

---

[21] Rule 497 under the Securities Act requires Rule 482 advertisements to be filed with the Commission. Rule 482 advertisements are considered filed with the Commission if filed with a national securities association registered under Section 15A of the Securities and Exchange Act of 1934 that has adopted rules and procedures for reviewing investment company advertisements, such as FINRA. *See* Rule 497(i). In addition, Section 24(b) of the Investment Company Act generally requires funds, among others, to file any advertisement, pamphlet, circular, form letter, or other sales literature with the Commission. Under Rule 24b-3 under the Investment Company Act, investment companies are deemed to satisfy this requirement by filing sales literature with the same entities specified in Rule 497(i).

U.S. Department of Labor

Employee Benefits Security Administration
Washington, D.C. 20210



October 26, 2011

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Scheidt:

This is to request a "no-action" letter concerning the applicability of Rule 482 under the Securities Act of 1933 with respect to disclosures required under a regulation issued by the Department of Labor last October, 75 Fed. Reg. 64910 (Oct. 20, 2010). The regulation requires certain retirement savings plans to disclose information on investment alternatives to participants and beneficiaries who may direct the investment of their individual plan accounts. The Department seeks assurance that a plan's compliance with these disclosure requirements, whether by the plan administrator or its designees, will not result in action by the Securities and Exchange Commission (SEC or the Commission) related to Rule 482.

The Department administers and enforces the fiduciary, reporting, disclosure and other provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA). 29 U.S.C. 1002 et seq. Through the Employee Benefits Security Administration, it oversees approximately 718,000 private pension plans, including 498,000 participant-directed individual account plans, such as 401(k)-type plans. These plans cover an estimated 86 million active participants and hold approximately $4.7 trillion in assets. Many of these plans offer investment options issued by investment companies registered under the Investment Company Act of 1940.

The Department's regulation requires plan administrators of participant-directed individual account plans to disclose plan and investment-related information to participants and beneficiaries on or before the date an individual can first direct his or her investments and at least annually thereafter. 29 CFR §2550.404a-5. The Department recently delayed the applicability date for this rule, 76 Fed. Reg. 42541 (July 19, 2011). We expect that plans will need to begin making disclosures under this rule by June 2012. A copy of the regulation and its related extension are enclosed for your convenience.

The regulation generally requires disclosure of specified performance, benchmarking, and fee information for each investment option available under the plan, including those issued by investment companies registered under the Investment Company Act of 1940. For investment options with varying returns, the plan must disclose the "average annual total return of the investment for 1-, 5-, and 10- year periods (or for the life of the alternative, if shorter) ending on the date of the most recently completed calendar year." Plans must also make this and other information, including performance data updated on at least a quarterly basis, or more frequently if required by other applicable law, available to participants via an Internet Web site address, which may or may not link to an investment company's or issuer's Web site. 29 C.F.R. § 2550.404a-5(d)(1)(v).

The regulation treats money market funds as investments for which the return is not fixed. Thus under the regulation, plans must provide the above-mentioned historical return information for a money market fund along with a statement that past performance is not necessarily indicative of performance in the future. However, unlike SEC Rule 482, the regulation does not require a statement that a money market fund is not insured by the Federal Deposit Insurance Corporation or any other government agency or disclosure of the fund's current yield. 29 C.F.R. §2550.404a-5(d)(1)(ii)(A).

Investment-related information, including performance data, must be provided in a chart or other comparative format designed to help plan participants review and compare their investment options. This document must include the name and telephone number of the person to contact in order to request additional information about the investments offered under the plan, including a prospectus or similar document. It must also direct participants to the website address where supplemental information is available. 29 C.F.R. § 2550.404a-5(d)(2).

Comments we received on the notice of proposed rulemaking published in 2008 raised questions on how compliance with the Department's regulation would be treated under the Commission's advertising rules. Although commenters focused on differences between the proposal's annual disclosure requirement for performance data and the timeliness requirements in Rule 482(g), other differences exist as well. Based on our review of these comments, it appears that applying Rule 482 to the disclosures required by the Department's regulation may greatly complicate compliance with the regulation. As you know, we discussed these issues with the Commission's staff and staff of FINRA. As a result of these consultations, we stated in the preamble to the final regulation that –

> The Commission's staff has advised that it expects to communicate its position to the Department in a staff no-action letter, which will be issued before the applicability date of this final rule. FINRA staff has stated that it will apply the Commission's advertising rules in a manner that is consistent with the Commission's staff position published in the no-action letter. The Department and the Commission will, in turn, make the letter available to the public on their respective Web sites.

75 Fed. Reg. 64916. The regulated community's legitimate concerns should be resolved as soon as practicable. We believe a clear no-action statement by the Commission staff will provide the needed assurance and will assist ERISA plan administrators and their service providers. We are aware that a no-action letter will neither relieve any party of its obligations under the anti-fraud provisions of federal securities laws nor affect the Commission's enforcement of such provisions.

Please feel free to contact Jeffrey Turner of my staff at (202) 693-8510 if you require any additional information.

Sincerely,



Alan D. Lebowitz
Deputy Assistant Secretary
for Program Operations

Attachments

1004786